Exhibit 21.1

Digital Recorders, Inc.

Wholly Owned Subsidiaries

Subsidiary	Jurisdiction of Incorporation

RTI, Inc.	Texas
TwinVision® of North America, Inc.	North Carolina
Digital Audio Corporation	North Carolina
DRI-Europa AB	Sweden
Mobitec AB	Sweden – 100% owned subsidiary of DRI-Europa AB
Transit-Media Mobitec GmbH	Germany – 100% owned by DRI-Europa AB
Mobitec Pty Ltd	Australia – 100% owned by Mobitec AB
Mobitec Ltda	Brazil – 50% owned by Mobitec AB